July 23, 2025

Ram Mukunda
President and Chief Executive Officer
IGC Pharma, Inc.
10224 Falls Road
Potomac, Maryland 20854

       Re: IGC Pharma, Inc.
           Registration Statement on Form S-3
           Filed July 18, 2025
           File No. 333-288785
Dear Ram Mukunda:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   John A. Corrado, Esq.